Exhibit 99.1

RADWARE ANNOUNCES THIRD QUARTER 2018 EARNINGS

Third Quarter 2018 Results and Financial Highlights

•	Revenues of $59 Million, up 11% from the third quarter of 2017

•	Non-GAAP operating income and margin of $6.3Million and 11%, respectively

•	Non-GAAP EPS of $0.15; GAAP EPS of $0.06

•	Operating cash flow for the last twelve months of $32 million

First Nine Months 2018 Results and Financial Highlights

•	Revenues of $171 Million, up 12% from the first nine months of 2017

•	Non-GAAP operating income and margin of $11.8Million and 7%, respectively

•	Non-GAAP EPS of $0.31; GAAP EPS of $0.08

TEL AVIV, ISRAEL, NOVEMBER 7, 2018 — Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the quarter ended September 30, 2018.

“We are pleased with our results for the third quarter, which included year over year double-digit revenue growth and operating margin expansion for the fifth consecutive quarter. We are very well positioned to benefit from the increasing demand for cloud security solutions and continue to invest in our portfolio and market reach in order to continue deliver growth and profitability in the future” said Roy Zisapel, Radware President & CEO.

Financial Highlights for the Third Quarter of 2018

Revenues for the third quarter of 2018 totaled $58.8 million, up 11% from revenues of $53.0 million for the third quarter of 2017:

•
Revenues in the Americas region were $26.7 million for the third quarter of 2018, essentially flat compared to revenues of $26.6 million in the third quarter of 2017. For the first nine months of 2018, revenues in the Americas region were up 8% over the same period in 2017

•
Revenues in the EMEA region were $17.7 million for the third quarter of 2018, up 28% from revenues of $13.8 million in the third quarter of 2017. For the first nine months of 2018, revenues in the EMEA region increased 27% over the same period of 2017

•
Revenues in the APAC region were $14.4 million for the third quarter of 2018, up 14% from revenues of $12.7 million in the third quarter of 2017. For the first nine months of 2018, revenues in the APAC region increased 2% over the same period of 2017

Net profit on a GAAP basis for the third quarter of 2018 was $3.1 million or $0.06 per diluted share, compared with net loss of ($1.5) million or ($0.03) per diluted share for the third quarter of 2017.

Non-GAAP net income for the third quarter of 2018 was $7.1 million or $0.15 per diluted share, compared with non- GAAP net income of $1.8 million or $0.04 per diluted share for the third quarter of 2017.

Non-GAAP results are calculated excluding the impact of stock-based compensation, exchange rate differences, net on balance sheet items included in financial income, amortization of intangible assets, acquisition costs and litigation costs. A reconciliation of each of the company’s non-GAAP measures to the comparable GAAP measured is included at the end of this press release.

As of September 30, 2018, the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $382.2 million, up from $367.2 million as of the end of June 30, 2018.

Conference Call

Radware management will host a call on Wednesday, November 7, 2018 at 8:30 am ET to discuss its third quarter 2018 results and the company’s outlook for the fourth quarter of 2018.

Participants in the US call: Toll Free 833-241-4257

Participants Internationally call:  +1-647-689-4208

Conference ID: 6086038

A replay will be available for 2 days, starting 2 hours after the end of the call, on telephone number +1-416-621-4642 or (US toll-free) 800-585-8367.

A live webcast of the conference call can also be heard by accessing the Company's website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

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Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, operating income, financial income, net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, acquisition costs, litigation costs and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Furthermore, Radware uses a measure called “total deferred revenues” which is defined as the sum of short and long term deferred revenues on the balance sheet and uncollected billed amounts that were offset against trade receivables, and are not presented on the balance sheet. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware’s Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower more than 12,500 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

©2018 Radware Ltd. All rights reserved. The Radware products and solutions mentioned in this press release are protected by trademarks, patents and pending patent applications of Radware in the U.S. and other countries. For more details please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

CONTACTS Investor Relations: Anat Earon-Heilborn +972 723917548 ir@radware.com Media Contacts: Deborah Szajngarten Radware 201-785-3206 deborah.szajngarten@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	September 30,	December 31,
	2018	2017
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	59,565	65,237
Available-for-sale marketable securities	37,004	42,573
Short-term bank deposits	203,299	93,151
Trade receivables, net	18,491	16,150
Other receivables and prepaid expenses	6,308	12,252
Inventories	20,463	18,772
	345,130	248,135

Long-term investments
Available-for-sale marketable securities	61,078	54,427
Long-term bank deposits	21,258	88,911
Severance pay funds	3,105	3,251
	85,441	146,589

Property and equipment, net	21,848	23,642
Intangible assets, net	9,699	10,415
Other long-term assets	20,064	8,133
Goodwill	32,174	32,174
Total assets	514,356	469,088

Liabilities and shareholders' equity

Current Liabilities
Trade payables	5,424	5,367
Deferred revenues	76,663	69,829
Other payables and accrued expenses	30,663	32,174
	112,750	107,370

Long-term liabilities
Deferred revenues	41,040	43,482
Other long-term liabilities	5,484	2,880
	46,524	46,362

Shareholders' equity
Share capital	691	673
Additional paid-in capital	378,067	349,250
Accumulated other comprehensive loss, net of tax	(1,168)	(443)
Treasury stock, at cost	(116,442)	(116,442)
Retained earnings	93,934	82,318
Total shareholders' equity	355,082	315,356

Total liabilities and shareholders' equity	514,356	469,088

Radware Ltd.
Condensed Consolidated Statements of Income (loss)
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	58,764	53,047	170,587	152,915
Cost of revenues	10,278	9,928	30,558	28,556
Gross profit	48,486	43,119	140,029	124,359

Operating expenses:
Research and development, net	14,434	14,678	43,729	43,931
Selling and marketing	27,263	27,189	83,249	79,578
General and administrative	3,985	4,152	11,851	13,312
Total operating expenses	45,682	46,019	138,829	136,821

Operating income (loss)	2,804	(2,900)	1,200	(12,462)
Financial income, net	1,487	2,148	4,877	3,895
Income (loss) before taxes on income	4,291	(752)	6,077	(8,567)
Taxes on income	(1,178)	(725)	(2,285)	(1,047)
Net income (loss)	3,113	(1,477)	3,792	(9,614)

Basic net income (loss) per share	0.07	(0.03)	0.08	(0.22)

Weighted average number of shares used to compute basic net earnings (loss) per share	45,537,801	43,951,325	45,030,328	43,347,092

Diluted net earnings (loss) per share	0.06	(0.03)	0.08	(0.22)

Weighted average number of shares used to compute diluted net earnings (loss) per share	48,519,880	43,951,325	48,012,407	43,347,092

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	48,486	43,119	140,029	124,359
Stock-based compensation	54	65	171	181
Amortization of intangible assets	212	379	654	1,051
Non-GAAP gross profit	48,752	43,563	140,854	125,591

GAAP research and development, net	14,434	14,678	43,729	43,931
Stock-based compensation	819	957	2,429	2,883
Non-GAAP Research and development, net	13,615	13,721	41,300	41,048

GAAP selling and marketing	27,263	27,189	83,249	79,578
Stock-based compensation	1,666	1,678	5,344	5,177
Amortization of intangible assets	20	23	61	70
Non-GAAP selling and marketing	25,577	25,488	77,844	74,331

GAAP general and administrative	3,985	4,152	11,851	13,312
Stock-based compensation	527	570	1,312	1,573
Acquisition costs	-	-	-	340
Litigation costs	214	357	627	1,976
Non-GAAP general and administrative	3,244	3,225	9,912	9,423

GAAP total operating expenses	45,682	46,019	138,829	136,821
Stock-based compensation	3,012	3,205	9,085	9,633
Acquisition costs	-	-	-	340
Amortization of intangible assets	20	23	61	70
Litigation costs	214	357	627	1,976
Non-GAAP total operating expenses	42,436	42,434	129,056	124,802

GAAP operating income (loss)	2,804	(2,900)	1,200	(12,462)
Stock-based compensation	3,066	3,270	9,256	9,814
Acquisition costs	-	-	-	340
Amortization of intangible assets	232	402	715	1,121
Litigation costs	214	357	627	1,976
Non-GAAP operating income (loss)	6,316	1,129	11,798	789

GAAP finance income	1,487	2,148	4,877	3,895
Exchange rate differences, net on balance sheet items included in financial income	432	(729)	255	77
Non-GAAP finance income	1,919	1,419	5,132	3,972

GAAP income (loss) before taxes on income	4,291	(752)	6,077	(8,567)
Stock-based compensation	3,066	3,270	9,256	9,814
Acquisition costs	-	-	-	340
Amortization of intangible assets	232	402	715	1,121
Litigation costs	214	357	627	1,976
Exchange rate differences, net on balance sheet items included in financial income	432	(729)	255	77
Non-GAAP income before taxes on income	8,235	2,548	16,930	4,761

GAAP net income (loss)	3,113	(1,477)	3,792	(9,614)
Stock-based compensation	3,066	3,270	9,256	9,814
Acquisition costs	-	-	-	340
Amortization of intangible assets	232	402	715	1,121
Litigation costs	214	357	627	1,976
Exchange rate differences, net on balance sheet items included in financial income	432	(729)	255	77
Non-GAAP net income	7,057	1,823	14,645	3,714

GAAP Net earnings (loss) per diluted share	0.06	(0.03)	0.08	(0.22)
Stock-based compensation	0.06	0.07	0.19	0.22
Acquisition costs	0.00	0.00	0.00	0.01
Amortization of intangible assets	0.01	0.01	0.02	0.03
Litigation costs	0.01	0.01	0.01	0.04
Exchange rate differences, net on balance sheet items included in financial income	0.01	(0.02)	0.01	0.00
Non-GAAP Net earnings per diluted share	0.15	0.04	0.31	0.08

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	48,519,880	45,210,495	48,012,407	44,431,570

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income (loss)	3,113	(1,477)	3,792	(9,614)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,433	2,861	7,380	8,667
Stock based compensation	3,066	3,270	9,256	9,814
Amortization of premium, accretion of discounts and accrued interest on available-for- sale marketable securities, net	192	450	882	1,081
Accrued interest on bank deposits	(1,217)	(720)	(1,429)	812
Increase (decrease) in accrued severance pay, net	(8)	44	134	220
Decrease (increase) in trade receivables, net	107	5,324	(2,494)	7,226
Decrease (increase) in other receivables and prepaid expenses and other long-term assets	(206)	(459)	4,493	379
Decrease (increase) in inventories	(2,020)	731	(1,691)	(1,610)
Increase (decrease) in trade payables	680	(1,415)	57	(1,551)
Increase (decrease) in deferred revenues	(2,774)	2,713	4,392	17,662
Increase (decrease) in other payables and accrued expenses	5,465	(5,483)	(1,217)	(9,579)
Net cash provided by operating activities	8,831	5,839	23,555	23,507

Cash flows from investing activities:

Purchase of property and equipment	(1,595)	(1,240)	(4,870)	(5,597)
Proceeds from (investment in) other long-term assets, net	0	(4)	38	12
Investment in bank deposits, net	(15,000)	(2,074)	(41,067)	(37,200)
Proceeds from (investment in) sale, redemption of and purchase of available-for-sale marketable securities ,net	(1,035)	485	(2,907)	(1,538)
Payment for acquisition of subsidiary, net of cash acquired	0	0	0	(8,269)
Net cash used in investing activities	(17,630)	(2,833)	(48,806)	(52,592)

Cash flows from financing activities:

Proceeds from exercise of stock options	6,688	851	19,579	3,389
Repurchase of shares	0	(413)	0	(413)
Net cash provided by financing activities	6,688	438	19,579	2,976

Increase (decrease) in cash and cash equivalents	(2,111)	3,444	(5,672)	(26,109)
Cash and cash equivalents at the beginning of the period	61,676	50,086	65,237	79,639
Cash and cash equivalents at the end of the period	59,565	53,530	59,565	53,530